Exhibit 97.1
CLAWBACK POLICY
Effective October 2, 2023
1.WHO IS COVERED
All Kraft Heinz employees (including all Covered Executives, as defined in Section 4.1 below) and members of the Board of Directors (“Board”), as well as consultants, contractors, and advisors of the Company worldwide who have received or are eligible to receive benefits under the Plans (as defined in this Section 1 below) or Incentive-Based Compensation (as defined in Section 4.2 below) (each, a “Participant”).
The “Plans” include the Company’s Performance Bonus Plan (“PBP”), 2016 Omnibus Incentive Plan, 2020 Omnibus Incentive Plan, and any amendments or successor plans or any other incentive or bonus plans established by the Company from time to time.
This Policy continues to apply even after you cease to be a Board member, employee, consultant, contractor, or advisor of Kraft Heinz.
2.ADMINISTRATION OF THE POLICY
This Policy is administered by the Human Capital and Compensation Committee of the Board (the “Committee”) or, in the case of a Participant who is not a Covered Executive, such other committee as may be designated by the Board or in the absence of such designation, the Board. The Policy is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608, adopted by Nasdaq to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). Any determinations made by the Committee under this Policy are final and binding on all impacted individuals.
3.POLICIES FOR EVERYONE
The following apply to everyone covered under this Policy and is in addition to the recoupment set forth in Section 4 below.
3.1.Recoupment Generally
The Committee, or with respect to the PBP, the Company’s Head of Global Rewards, Global Chief People Officer, Chief Executive Officer, or Global General Counsel (each, an “Authorized Person”), in each’s sole discretion, may require that any compensation, proceeds, or other benefits paid, payable, received, or receivable under the Plans, including, without limitation, cash, stock options, Deferred Stock, Restricted Stock Units (“RSUs”), Matching RSUs, and Performance Share Units, including any realized gains, be canceled, suspended, rescinded, forfeited if not paid or received, or repaid or returned to the Company if already paid or received, if, in the sole discretion of the Committee or

Authorized Person, a Participant, at any time while employed by or providing services to the Company or after termination of such employment or service:
•breaches a non-competition, non-solicitation, or non-disclosure covenant or agreement between the Participant and the Company;
•breaches any employment agreement with the Company;
•engages in any conduct contributing to any financial restatements, inaccurate performance metrics, or reporting irregularities;
•violates any written policies of the Company applicable to the Participant;
•violates the terms and conditions of the Plans or any agreements under the Plans;
•engages in any fraud or misconduct; or
•otherwise engages in conduct or any activity in conflict with or adverse to the interests of the Company.
3.2.Recoupment of Excess Amounts
In addition, if a Participant receives any amount in excess of what the Participant should have received under the Plans (including, without limitation, by reason of a mistake in calculations, financial restatement, or administrative error), as determined by the Committee or Authorized Person, then the Participant will be required to promptly repay any such excess amount to the Company.
3.3.Recoupment of Incentive Based Compensation
An Authorized Person may, in their sole discretion, determine whether a Participant who is not a Covered Executive is also subject to the “Additional Policies for Covered Executives” set forth in Section 4 below.
4.ADDITIONAL POLICIES FOR COVERED EXECUTIVES
The following rules apply to Covered Executives and any additional Participants determined in accordance with Section 3.3 above. To the extent this Section 4 is applicable (based on the Participant, the recoupment event, or otherwise), in the event of any conflict with Section 3 above, this Section 4 will govern the terms of the recoupment and the minimum amount of the recoupment or repayment.
4.1.Who is a Covered Executive?
All current and former officers of the Company designated by the Board as Section 16 reporting officers and any other “executive officer” of the Company as may be defined under Rule 10D-1.
4.2.Key Definitions
•“Incentive-Based Compensation” is any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, including any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
•Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
•“Recovery Period” means the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in Section 4.3 below, titled “Recoupment of Incentive-Based Compensation,” as determined pursuant to Rule 10D-1, and any transition period of less than nine (9) months that is within or immediately following such three (3) fiscal years.
4.3.Recoupment of Incentive-Based Compensation
In the event the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation will be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and provide to Nasdaq documentation of all determinations and actions taken in compliance with this Section 4.3.

5.GENERAL MATTERS
5.1.No Indemnification
The Company will not indemnify any Participant, including any Covered Executive, against the loss of any benefits or compensation, including Incentive-Based Compensation, pursuant to this Policy.
5.2.No Prohibition on Disclosures in Compliance with Law
Nothing in this Policy prohibits a Participant from making disclosures to or initiating or participating in communications with the United States Securities and Exchange Commission or any other federal, state, or local governmental agency, commission, or official or in compliance with any laws, rules, or regulations.
5.3.No Limitation on Company Rights and Authorities
The provisions of this Policy are in addition to the Company’s authorities under the Plans, and any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company will not recoup amounts pursuant to such other policy, terms, or remedies to the extent it is recovered pursuant to this Policy. This Policy does not limit or otherwise affect the Company’s ability to pursue any and all available legal rights and remedies under applicable law.
5.4.Means of Recovery, Excess Recoveries, and Exceptions
The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under Nasdaq listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with, and compensation provided under the Plans to, Participants.